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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             -----------------------

                              EQUIDYNE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    29442R105
                                 (CUSIP Number)

                               DR. JOHANNES MAUSER
                                MANAGING DIRECTOR
                               CONCORD EFFEKTEN AG
                             GROSSE GALLUSSTRASSE 9
                           D-60311 FRANKFURT, GERMANY
                          TEL. NO.: (49) 69-509-51-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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29442R105                                                            PAGE 2 OF 8
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Concord Effekten AG
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                        [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
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                                7       SOLE VOTING POWER

                                        1,457,533 shares of Common Stock
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             -0-
         REPORTING              ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        1,457,533 shares of Common Stock
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,457,533 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.7%
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14       TYPE OF REPORTING PERSON

                  CO
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29442R105                                                            PAGE 3 OF 8
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ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Equidyne

Corporation, a Delaware corporation (the "Company"), to which this Schedule 13D relates is the Company's common stock, par value $0.10 per share (the "Common

Stock"). The address of the Company's principal executive office is 11770

Bernardo Plaza, Suite 351, San Diego, California 92128.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by Concord Effekten AG, a German company ("Concord").

                  The principal business of Concord is engaging in investment banking activities in Germany. There is no control person of Concord.

                  The address of the principal business and the principal office of Concord is Grosse Gallusstrasse 9, D-60311 Frankfurt, Germany. The name,

business address, present principal occupation or employment and citizenship of each director and executive officer of Concord is set forth on Schedule A hereto

("Schedule A"), which is incorporated herein by reference.

                  During the past five years, neither Concord nor, to the best of Concord's knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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29442R105                                                            PAGE 4 OF 8
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  During the period beginning April 1, 1999 and ending February

5, 2002, Concord made open market purchases and sales of Common Stock resulting in an ownership position of 1,457,533 shares of Common Stock. The aggregate purchase price for the shares of Common Stock was Euro 1,516,103.

                  Concord obtained the funds for the purchase of such Common

Stock through internally generated funds.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Concord acquired the Common Stock described herein for

investment purposes.

                  In the first quarter of 2002, Concord was approached by two persons, each of whom Concord believed to be a representative of a significant stockholder group of the Company. Those persons asked whether Concord would be interested in having one of its representatives serve on the board of directors of the Company. Concord responded that it would be interested in assisting the

Company through the provision of a director, but upon further consideration and analysis of the situation, Concord decided that it did not want to participate in a proxy contest involving the Company. Consequently, Concord informed those persons that it would decline to participate in their group.

                  Concord expects to evaluate and review the Company's business affairs and financial on an ongoing basis. Based on such evaluation and review,

as well as general economic and industry conditions existing at the time,

Concord may consider various alternative courses of action involving its investment in the Company including, but not limited to, increasing or disposing of all or a portion of its holdings in the Company, proposing mergers,

acquisitions, joint ventures or other extraordinary

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29442R105                                                            PAGE 5 OF 8
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corporate transactions involving the Company to the board of directors of the

Company, or otherwise trying to influence the policies of the Company.

                  Concord does not currently have any plan or proposal for such a course of action. Over the last several months, however, as part of its merchant banking activities Concord has considered possible courses of actions that it may in the future propose to the Company including, but not limited to,

mergers, acquisitions, joint ventures and other extraordinary corporate transactions involving the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      Concord may, pursuant to Rule 13d-3 of the Exchange

Act, be deemed to be the beneficial owner of 1,457,533 shares of Common Stock.

Based on calculations made in accordance with Rule 13d-3(d) of the Securities

Exchange Act of 1934 and based on there being 14,984,803 shares of Common Stock outstanding as of April 4, 2002, as reported in the Company's Proxy Statement on

Schedule 14A as filed with the Securities and Exchange Commission on May 2,

2002, the shares represent approximately 9.7% of the shares of Common Stock outstanding.

                  Except as set forth in Item 5(a), neither Concord nor any

other person controlling Concord nor, to the best of its knowledge, any persons named in Schedule A hereto, owns beneficially any shares of Common Stock.

                  (b)      Concord has the sole power to vote and to dispose of

the shares of Common Stock.

                  (c)      To the best knowledge of the Reporting Person, none

of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

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29442R105                                                            PAGE 6 OF 8
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE ISSUER.

                  There are no contracts, arrangements, understandings or

relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees,

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Not Applicable.





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29442R105                                                            PAGE 7 OF 8
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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.



Dated as of May 23, 2002.


                                   CONCORD EFFEKTEN AG


                                   By:  /s/ Thomas Stewens
                                        ---------------------------------------
                                        Name:   Thomas Stewens
                                        Title:  Managing Board



                                   By:  /s/ Dr. Johannes Mauser
                                        ---------------------------------------
                                        Name:   Dr. Johannes Mauser
                                        Title:  Managing Director





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29442R105                                                            PAGE 8 OF 8
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                                   SCHEDULE A


              MEMBERS OF THE MANAGING BOARD OF CONCORD EFFEKTEN AG


                  The name, business address, title, present principal occupation or employment of each of the members of the Managing Board of Concord Effekten AG ("Concord") are set forth below. If no business address is given, the member's business address is Grosse Gallusstrasse 9, Frankfurt, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Concord. All of the persons listed are citizens of Germany.

NAME                            PRESENT PRINCIPAL OCCUPATION INCLUDING
                                NAME AND ADDRESS OF EMPLOYER


MEMBERS
-------

Dr. Johannes Mauser             Managing Director of Concord and Managing
                                Director of Concord Finance GmbH
                                Nibelungenplatz 3
                                60318 Frankfurt, Germany

Dirk Schaper                    Chairman of Managing Board of Concord

Bernard Groebler                Member of Managing Board of Concord

Andreas Schuler                 Member of Managing Board of Concord

Thomas Stewens                  Member of Managing Board and Managing Director
                                of Concord, and Managing Director of Concord
                                Finance GmbH

Jochen Dorsheimer               Chairman of Board of Concord; Auditor
                                Tituscorso 2b
                                60349 Frankfurt, Germany

Andreas Kessler                 Tax Advisor
                                Frankfurt Strasse 36-38
                                61118 Bad Vilbel, Germany

Horst Paschiller                Retired
                                Nordring 77
                                60388 Frankfurt, Germany

Roland Welzbacher               Managing Director of Concord and Managing
                                Director of Concord Finance GmbH
                                Nibelungenplatz 3
                                60318 Frankfurt, Germany